Earnings Release
ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2021 RESULTS

Backlog of orders at $13.7 billion; Revenues of $5.3 billion; Non-GAAP net income of $368 million; GAAP net income of $274 million;
Non-GAAP net EPS of $8.30; GAAP net EPS of $6.20

Haifa, Israel, March 29, 2022 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2021.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 6 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

“2021 was a solid year for Elbit Systems, and the financial results indicate the sustained demand for our products and systems from customers around the world. Revenues increased by 13% year over year to $5.3 billion, and a record backlog of $13.7 billion provides us with good visibility.

Elbit Systems' 2021 results are an outcome of the significant investments we have made in recent years to develop leading technological capabilities and expand our positions in key global defense markets to sustain through cycle growth.

I believe that Elbit Systems is well positioned to benefit from the growth in the defense sector around the world.“

Fourth quarter 2021 results:

Revenues in the fourth quarter of 2021 were $1,494.3 million, as compared to $1,377.7 million in the fourth quarter of 2020.

Non-GAAP(*) gross profit amounted to $381.1 million (25.5% of revenues) in the fourth quarter of 2021, as compared to $363.0 million (26.3% of revenues) in the fourth quarter of 2020. GAAP gross profit in the fourth quarter of 2021 was $374.3 million (25.1% of revenues), as compared to $357.8 million (26.0% of revenues) in the fourth quarter of 2020.

* see page 6

Earnings Release
Research and development expenses, net were $114.0 million (7.6% of revenues) in the fourth quarter of 2021, as compared to $109.1 million (7.9% of revenues) in the fourth quarter of 2020.

Marketing and selling expenses, net were $80.8 million (5.4% of revenues) in the fourth quarter of 2021, as compared to $81.2 million (5.9% of revenues) in the fourth quarter of 2020.

General and administrative expenses, net were $72.4 million (4.8% of revenues) in the fourth quarter of 2021, as compared to $62.9 million (4.6% of revenues) in the fourth quarter of 2020. The higher level of general and administrative expenses in the fourth quarter of 2021 included the expenses of Sparton Corporation ("Sparton") which was acquired and consolidated commencing the second quarter of 2021.

Non-GAAP(*) operating income was $120.1 million (8.0% of revenues) in the fourth quarter of 2021, as compared to $113.8 million (8.3% of revenues) in the fourth quarter of 2020. GAAP operating income in the fourth quarter of 2021 was $107.3 million (7.2% of revenues), as compared to $104.6 million (7.6% of revenues) in the fourth quarter of 2020.

Financial expenses, net were $19.6 million in the fourth quarter of 2021, as compared to $32.5 million in the fourth quarter of 2020. The lower level of financial expenses in the fourth quarter of 2021 was mainly a result of exchange rate differences related to the revaluation of lease liabilities.

Other income, net was $9.7 million in the fourth quarter of 2021, as compared to other expenses, net of $7.3 million in the fourth quarter of 2020.

Taxes on income were $92.2 million in the fourth quarter of 2021, as compared to $1.9 million in the fourth quarter of 2020. Tax expenses in the fourth quarter of 2021 included a one-time expense of approximately $80.0 million related to the amendment of legislation regarding exempt earnings from "Approved Enterprises" and "Privileged Enterprises" in Israel ("Exempt Earnings").

Equity in net earnings of affiliated companies and partnerships was $3.1 million in the fourth quarter of 2021, as compared to $5.0 million the fourth quarter of 2020.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2021 was $94.9 million (6.4% of revenues), as compared to $105.0 million (7.6% of revenues) in the fourth quarter of 2020. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2021 was $8.2 million (0.5% of revenues), as compared to $67.8 million (4.9% of revenues) in the fourth quarter of 2020. The decrease in the fourth quarter of 2021 mainly was a result of the tax expense mentioned in "Taxes on income" above.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.14 for the fourth quarter of 2021, as compared to $2.38 for the fourth quarter of 2020. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2021 were $0.18, as compared to $1.53 in the fourth quarter of 2020.

* see page 6

Earnings Release
Full year 2021 results:

Revenues for the year ended December 31, 2021 were $5,278.5 million, as compared to $4,662.6 million in the year ended December 31, 2020.

For distribution of revenues by areas of operation and by geographic regions see the tables on page 14.

The majority of the revenues in 2021 were in the Airborne systems and C4ISR systems areas of operation. The increase in revenues in the area of Airborne systems was mainly a result of sales of airborne precision guided munitions in Asia-Pacific. The growth in revenues in the C4ISR systems area was mainly due to Sparton, a U.S. subsidiary acquired and consolidated in the Company's results from the second quarter of 2021.

On a geographic basis, the increase in North America was mainly a result of higher sales of airborne systems and Sparton's products, as well as growth in sales of medical instrumentation. The increase in Asia-Pacific was due to sales of airborne precision guided munitions.

Cost of revenues for the year ended December 31, 2021 was $3,920.5 million (74.3% of revenues), as compared to $3,497.5 million (75.0% of revenues) in the year ended December 31, 2020. Cost of revenues in 2020 included non-cash expenses of approximately $60.0 million, related to impairment of assets and inventory write-offs due to the impact of COVID-19.

Non-GAAP(*) gross profit for the year ended December 31, 2021 was $1,384.7 million (26.2% of revenues), as compared to $1,247.2 million (26.7% of revenues) in the year ended December 31, 2020. GAAP gross profit in 2021 was $1,358.0 million (25.7% of revenues), as compared to $1,165.1 million (25.0% of revenues) in 2020.

Research and development expenses, net for the year ended December 31, 2021 were $395.1 million (7.5% of revenues), as compared to $359.7 million (7.7% of revenues) in the year ended December 31, 2020.

Marketing and selling expenses, net for the year ended December 31, 2021 were $291.8 million (5.5% of revenues), as compared to $290.7 million (6.2% of revenues) in the year ended December 31, 2020.

General and administrative expenses, net for the year ended December 31, 2021 were $267.4 million (5.1% of revenues), as compared to $223.9 million (4.8% of revenues) in the year ended December 31, 2020. The increase in general administrative expenses in 2021 was mainly as a result of general and administrative expenses related to the acquisition and consolidation of Sparton in the Company's results as of the second quarter of 2021.

Other operating income, net for the year ended December 31, 2021 amounted to $14.7 million, as compared to $35.0 million for the year ended December 31, 2020. Other operating income in 2021 resulted mainly from capital gain related to the sale of a building by a subsidiary in Israel. Other operating income in 2020 was mainly a result of capital gain related to the sale and lease back of buildings by a subsidiary in the U.S.

Non-GAAP(*) operating income for the year ended December 31, 2021 was $450.8 million (8.5% of revenues), as compared to $390.1 million (8.4% of revenues) in the year ended December 31, 2020. GAAP operating income in 2021 was $418.5 million (7.9% of revenues), as compared to $325.7 million (7.0% of revenues) in 2020, which included non-cash expenses of approximately $60 million related to impairment of assets and inventory write-offs due to the impact of Covid-19.

* see page 6

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Financial expenses, net for the year ended December 31, 2021 were $40.4 million, as compared to $71.3 million in the year ended December 31, 2020. Financial expenses, net in 2021 included a gain from changes in fair value of financial assets of approximately $18.8 million. Financial expenses, net in 2021 and 2020 included expenses of approximately $10.2 and $33.4 million, respectively, related to revaluation of lease liabilities and exchange rate differences.

Other income, net was $5.3 million in 2021, as compared to other income, net of $7.4 million in 2020. Other income, net in 2021 and 2020, resulted mainly from revaluation of holdings in affiliated companies, net of expenses related to non-service costs of pension plans.

Taxes on income for the year ended December 31, 2021 were $131.4 million (effective tax rate of 34.3%), as compared to $36.4 million (effective tax rate of 13.9%) in the year ended December 31, 2020. Taxes on income in 2021 included a one-time expense of approximately $80.0 million related to the "release" of Exempt Earnings. Taxes on income in 2020 were reduced by a tax benefit related to adjustments for prior years following a tax settlements of the Company and some of its subsidiaries in Israel with the Israeli tax authorities.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2021 was $22.6 million, which included a gain of approximately $10.9 million related to the sale of affiliated company, as compared to $12.6 million in the year ended December 31, 2020.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2021 was $367.6 million (7.0% of revenues), as compared to $318.5 million (6.8% of revenues) in the year ended December 31, 2020. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2021 was $274.4 million (5.2% of revenues), as compared to $237.7 million (5.1% of revenues) in the year ended December 31, 2020.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2021 were $8.30, as compared to $7.20 for the year ended December 31, 2020. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2021 were $6.20, as compared to $5.38 in the year ended December 31, 2020.

Backlog of orders for the year ended December 31, 2021 totaled $13,661 million, as compared to $11,024 million as of December 31, 2020. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 60% of the current backlog is scheduled to be performed during 2022 and 2023.

Net cash provided by operating activities in the year ended December 31, 2021 was $416.9 million, as compared to $278.8 million in the year ended December 31, 2020. The higher level of operating cash flow in 2021 was mainly a result of payment of outstanding debts by customers, mainly the Israeli Ministry of Defense, as well as higher advances received from customers, mainly in Israel and Europe.

* see page 6

Earnings Release

Impact of the Covid-19 Pandemic on the Company:

The Coronavirus disease 2019 (Covid-19) was declared a pandemic by the World Health Organization in March 2020. Covid-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems is closely monitoring the evolution of the Covid-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on November 23, 2021, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2020 and 2021 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of December 31, 2021, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of Covid-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our suppliers, all of which contain uncertainties. As will be noted in our annual report on Form 20-F for 2021 that will be filed in April 2022, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter and the year ended December 31, 2021, we considered the economic impact of the Covid-19 pandemic on our critical and significant accounting estimates. The expected impact of the Covid-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the Covid-19 pandemic, the estimates we use in future periods may change materially.

Potential Impact of Increase in Company's Share Price on Employee Compensation Plan Costs:

Over the last several weeks, there has been a significant increase in the price of the Company's shares. Should such share price levels continue, or further increase, there would be a significant impact on the costs to the Company under its various stock price linked compensation plans for employees.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended December 31, 2021	Three Months Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2020
GAAP gross profit	$374.3	$357.8	$1,358.0	$1,165.1
Adjustments:
Amortization of purchased intangible assets	6.8	5.2	26.7	22.7
Covid-19 related expenses and write-offs	—	—	—	56.0
Impairment of long-lived assets	—	—	—	3.4
Non-GAAP gross profit	$381.1	$363.0	$1,384.7	$1,247.2
Percent of revenues	25.5%	26.3%	26.2%	26.7%

GAAP operating income	$107.3	$104.6	$418.5	$325.7
Adjustments:
Amortization of purchased intangible assets	12.8	9.2	47.0	39.4
Covid-19 related expenses and write-offs	—	—	—	56.6
Capital gain	—	—	(14.7)	(35.0)
Impairment of long-lived assets	—	—	—	3.4
Non-GAAP operating income	$120.1	$113.8	$450.8	$390.1
Percent of revenues	8.0%	8.3%	8.5%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$8.2	$67.8	$274.4	$237.7
Adjustments:
Amortization of purchased intangible assets	12.8	9.2	47.0	39.4
Covid-19 related expenses and write-offs	—	—	—	56.6
Capital gain	—	—	(24.9)	(35.0)
Impairment of investments and long-lived assets	—	—	—	7.9
Revaluation of investment measured under fair value method	(12.5)	0.6	(17.3)	(20.8)
Non-operating foreign exchange losses	7.2	27.9	10.6	33.4
Tax effect and other tax items, net	79.2	(0.5)	77.8	(0.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$94.9	$105.0	$367.6	$318.5
Percent of revenues	6.4%	7.6%	7.0%	6.8%

GAAP diluted net EPS	$0.18	$1.53	$6.20	$5.38
Adjustments, net	1.96	0.85	2.10	1.82
Non-GAAP diluted net EPS	$2.14	$2.38	$8.30	$7.20

Earnings Release
Recent Events:

On December 15, 2021, the Company announced that it was awarded a contract valued at approximately $350 million to supply an array of land systems to an international customer. The contract will be fulfilled over a three-year period.

On December 15, 2021, the Company announced that at its Annual General Meeting of Shareholders held on December 14, 2021, the proposed resolutions described in the Proxy Statement to the Shareholders dated November 4, 2021 and detailed hereunder were approved by the respective required majority:
1."To re-elect to the Board the following seven members who are not “External Directors” as defined in the Israeli Companies Law 5759-1999, to serve until the close of the next Annual General Meeting of Shareholders: Mr. Michael Federmann, Mrs. Rina Baum, Mr. Yoram Ben-Zeev, Mr. David Federmann, Mr. Dov Ninveh, Prof. Ehood (Udi) Nisan and Prof. Yuli Tamir; and

2. "To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2021, and until the close of the next Annual General Meeting of Shareholders."

On January 3, 2022, the Company announced that its subsidiary in the United Arab Emirates (“UAE”), Elbit Systems Emirates Limited, was awarded an approximately $53 million contract to supply Direct Infrared Countermeasures and airborne Electronic Warfare Self Protection Systems for the Airbus A330 Multi-Role Tanker Transport aircraft of the UAE Air Force. The contract will be performed over a five-year period.

On January 5 2022, the Company announced that its Brazilian subsidiary, AEL Sistemas S.A., was awarded a contract to supply additional HermesTM 900 Unmanned Aircraft Systems to the Brazilian Air Force. The contract is in an amount that is not material to Elbit Systems and will be performed over a period of 16 months.

On January 10, 2022, the Company announced that its UK subsidiary, Elbit Systems UK Ltd., sold the Power and Control Business of its subsidiary Ferranti Technologies Ltd., to TT Electronics (UK) Plc. (LSE: TTG.L) for approximately $12 million (approximately £9 million) in cash, subject to customary post-completion working capital adjustments.

On January 13, 2022, the Company announced that following a competitive tender process, its Swedish subsidiary, Elbit Systems Sweden AB was awarded a contract from the Swedish Defence Material Administration to supply the Albatross Combat Management Systems for the Royal Swedish Navy. The contract, that is in an amount that is not material to Elbit Systems, will be performed over a period of 34 months.

On January 26, 2022, the Company announced that it was awarded a contract valued at approximately $16 million to supply a space telescope to the Weizmann Institute of Science under Israel’s Ultraviolet Transient Astronomy Satellite (“ULTRASAT”) program to observe and research deep space. The ULTRASAT program is jointly managed and funded by the Weizmann Institute of Science and the Israeli Space Agency and is carried out in association with the German DESY research center. The contract will be performed over a period of two years.

On February 22, 2022, the Company announced that as a result of an amendment to the Law for the Encouragement of Capital Investments and the implementation of an arrangement to pay reduced tax on selected accumulated income, the Company will include a one-time expense of approximately $80 million (approximately NIS 250 million) in its financial results for the fourth quarter of 2021, which are planned to be published in March, 2022.

On March 21, 2022, the Company announced that it was awarded a contract in the amount of approximately $27 million by the Swedish Defence Material Administration, to provide the Swedish Armed Forces with M339 rounds, a 120mm ammunition, and Data Setting Units, for its Leopard Main Battle Tanks. The contract will be performed over a period of ten months.

Earnings Release
On March 27, 2022, the Company announced that it was awarded contracts with an aggregate value of approximately $130 million to deliver an artillery munitions production line in a country in Asia-Pacific. The contracts will be performed over a period of 2.5 years.

Dividend:

The Board of Directors declared a dividend of $0.50 per share for the fourth quarter of 2021. The dividend’s record date is April 11, 2022. The dividend will be paid on April 25, 2022, after deduction of taxes at the source, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 29, 2022, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
ISRAEL Dial-in Number: 03-918- 0644
INTERNATIONAL Dial-in Number: 972-3- 918- 0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Investor conference

Starting at 10:00am Israel time (3:00am Eastern Time) today, March 29, 2022, Elbit Systems will host an investor conference in Israel. The event will be streamed live in Hebrew with a simultaneous English translation. A recording of the event will be available shortly after the event concludes. The live webcast and recording will be available in the Investor Relations section of Elbit Systems’ website at http://www.elbitsystems.com.

Investors and analysts that wish to ask questions related to topics discussed at the investor conference are welcome to present their questions during the Q&A part of the financial results conference call.
Annual Report

The Company's Annual Report on Form 20-F (including its financial statements for the fiscal year ended December 31, 2021) will be filed in April, 2022.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial

Earnings Release
applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollar)

	As of December 31, 2021 Audited	As of December 31, 2020 Audited
Assets
Cash and cash equivalents	$258,993	$278,794
Short-term bank deposits	1,185	1,524
Trade and unbilled receivables and contract assets, net	2,770,124	2,519,562
Other receivables and prepaid expenses	279,228	156,330
Inventories, net	1,670,474	1,316,688
Total current assets	4,980,004	4,272,898

Investments in affiliated companies, partnerships and other companies	182,553	184,338
Long-term trade and unbilled receivables and contract assets	316,074	312,097
Long-term bank deposits and other receivables	133,505	69,269
Deferred income taxes, net	65,274	118,513
Severance pay fund	301,192	293,716
Total	998,598	977,933

Operating lease right of use assets	416,383	423,088
Property, plant and equipment, net	902,684	786,972
Goodwill and other intangible assets, net	2,019,675	1,597,006
Total assets	$9,317,344	$8,057,897

Liabilities and Equity
Short-term bank credit and loans	$27,676	$312,993
Current maturities of long-term loans and Series B, C and D Notes	78,682	17,972
Operating lease liabilities	76,778	65,520
Trade payables	1,023,679	1,007,237
Other payables and accrued expenses	1,314,321	1,218,273
Contract liabilities	1,502,955	1,000,159
Total	4,024,091	3,622,154

Long-term loans, net of current maturities	356,624	408,820
Series B, C and D Notes, net of current maturities	528,324	—
Employee benefit liabilities	884,353	914,364
Deferred income taxes and tax liabilities, net	141,451	132,442
Contract liabilities	293,984	169,073
Operating lease liabilities	386,644	397,936
Other long-term liabilities	155,610	181,741
Total	2,746,990	2,204,376

Elbit Systems Ltd.'s equity	2,531,635	2,218,154
Non-controlling interests	14,628	13,213
Total equity	2,546,263	2,231,367
Total liabilities and equity	$9,317,344	$8,057,897

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year ended December 31, 2021 Audited	Year ended December 31, 2020 Audited	Three months ended December 31, 2021 Unaudited	Three months ended December 31, 2020 Unaudited
Revenues	$5,278,521	$4,662,572	$1,494,273	$1,377,732
Cost of revenues	3,920,473	3,497,465	1,119,924	1,019,899
Gross profit	1,358,048	1,165,107	374,349	357,833
Operating expenses:
Research and development, net	395,087	359,745	113,950	109,062
Marketing and selling, net	291,751	290,703	80,754	81,226
General and administrative, net	267,362	223,935	72,373	62,920
Other operating income, net	(14,660)	(34,963)	—	—
Total operating expenses	939,540	839,420	267,077	253,208
Operating income	418,508	325,687	107,272	104,625

Financial expenses, net	(40,393)	(71,270)	(19,614)	(32,525)
Other income (expense), net	5,336	7,408	9,677	(7,332)
Income before income taxes	383,451	261,825	97,335	64,768
Taxes on income	(131,387)	(36,443)	(92,175)	(1,878)
Income after taxes on income	252,064	225,382	5,160	62,890

Equity in net earnings of affiliated companies and partnerships	22,599	12,604	3,123	5,025

Net income	$274,663	$237,986	$8,283	$67,915

Less: net income attributable to non-controlling interests	(313)	(328)	(96)	(93)
Net income attributable to Elbit Systems Ltd.'s shareholders	$274,350	$237,658	$8,187	$67,822

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$6.21	$5.38	$0.19	$1.53
Diluted net earnings per share	$6.20	$5.38	$0.18	$1.53

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,204	44,198	44,213	44,198
Diluted earnings per share (in thousands)	44,278	44,215	44,350	44,198

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year ended December 31, 2021 Audited	Year ended December 31, 2020 Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$274,663	$237,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	153,091	144,420
Write-off impairment	—	7,932
Stock-based compensation	5,312	4,086
Amortization of Series A, B, C and D related issuance costs, net	399	(46)
Deferred income taxes and reserve, net	39,095	(5,345)
Gain on sale of property, plant and equipment	(14,457)	(34,926)
Gain on sale of investment, remeasurement of investment held under fair value method	(15,153)	(23,572)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received (*)	7,724	(7,853)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(430,296)	(508,057)
Increase in inventories, net	(336,221)	(69,762)
Increase in trade payables and other payables and accrued expenses	105,201	143,847
Severance, pension and termination indemnities, net	9,834	31,394
Increase in contract liabilities	617,740	358,730
Net cash provided by operating activities	416,932	278,834
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(188,624)	(132,210)
Acquisition of subsidiaries and business operations, net of cash consumed	(385,011)	218
Deferred payment on acquisition	(60,560)	—
Investments in affiliated companies and other companies, net	(1,828)	(8,212)
Proceeds from sale of property, plant and equipment	25,745	71,933
Proceeds from sale of investments	16,177	44,200
Proceeds from sale of (investment in) long-term deposits, net	481	221
Investment in short-term deposits	(435)	(683)
Proceeds from sale of short-term	6,334	1,666
Net cash used in investing activities	(587,721)	(22,867)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	20	—
Repayment of long-term loans	(536,062)	(370,367)
Proceeds from long-term bank loans	476,273	201,551
Issuance of series B, C, D Notes, net of issuance costs	575,249	—
Repayment of Series A Notes	—	(55,532)
Dividends paid	(79,175)	(78,194)
Change in short-term bank credit and loans, net	(285,317)	104,309
Net cash provided by (used in) financing activities	150,988	(198,233)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,801)	57,734
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	278,794	221,060
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	258,993	278,794

(*) Dividend received from affiliated companies and partnerships	$30,323	$9,151

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%	Three Months Ended December 31, 2021	%	Three Months Ended December 31, 2020	%
Airborne systems	$2,005.8	37.9	$1,650.4	35.4	$568.2	38.1	$480.4	34.9
C4ISR systems	1,371.5	26.0	1,145.7	24.6	400.9	26.8	386.1	28.0
Land systems	1,254.7	23.8	1,258.9	27.0	353.1	23.6	342.1	24.8
Electro-optic systems	452.9	8.6	475.9	10.2	118.0	7.9	116.4	8.5
Other (mainly non-defense engineering and production services)	193.6	3.7	131.7	2.8	54.1	3.6	52.8	3.8
Total	$5,278.5	100.0	$4,662.6	100.0	$1,494.3	100.0	$1,377.8	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%	Three Months Ended December 31, 2021	%	Three Months Ended December 31, 2020	%
Israel	$1,094.7	20.7	$1,106.4	23.7	$297.4	19.9	$309.6	22.4
North America	1,608.6	30.5	1,500.6	32.2	401.2	26.9	423.5	30.7
Europe	884.5	16.8	819.0	17.6	254.0	17.0	261.9	19.0
Asia-Pacific	1,443.5	27.3	961.8	20.6	453.2	30.3	278.0	20.2
Latin America	126.7	2.4	140.1	3.0	34.3	2.3	40.7	3.0
Other countries	120.5	2.3	134.7	2.9	54.2	3.6	64.1	4.7
Total	$5,278.5	100.0	$4,662.6	100.0	$1,494.3	100.0	$1,377.8	100.0